Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and

Undiscovered Managers Funds (File No. 811-08437)

J.P.Morgan Funds

PO Box 219143, Kansas City, MO 64121-9143

REGLINE1

REGLINE2

REGLINE3

REGLINE4

December 2021

Dear Shareholder:

As previously announced, in early 2022 J.P. Morgan Investment Management Inc. (“JPMIM”) will propose for approval by the Board of Trustees (the “Board”) the conversion of the four J.P. Morgan mutual funds listed below into exchange-traded funds (“ETFs”), which will continue to be managed by JPMIM:

•	JPMorgan Inflation Managed Bond Fund

•	JPMorgan International Research Enhanced Equity Fund

•	JPMorgan Market Expansion Enhanced Index Fund

•	JPMorgan Realty Income Fund

If the proposals to convert these mutual funds into ETFs are approved by the Board, shareholders will receive additional information regarding the conversions. Should the proposed conversions be approved by the Board, we wanted to make you aware that you will need to take certain action in order to participate in the conversions, which will be effected through a reorganization of each mutual fund into a newly-created ETF managed in a substantially similar manner as the current mutual fund.

Importantly, in order to receive shares of an ETF as part of a conversion, you must hold your mutual fund shares through a brokerage account held at a financial intermediary that can hold ETF shares. Although we are not asking you to take any action now, you will not be able to receive shares of an ETF as part of a conversion, unless you transfer your account to an eligible brokerage account prior to the conversion. Each proposed conversion, if approved by the Board, is currently expected to occur in the first half of 2022.

Please call 1-800-480-4111 if you have any questions. Shareholder Services representatives are available Monday through Friday from 8:00 am to 6:00 pm ET.

Sincerely,

Brian S. Shlissel

President

J.P. Morgan Funds

In connection with the proposed conversions discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Please send correspondence to

J.P.Morgan Funds • PO Box 219143 • Kansas City, MO 64121-9143 • www.jpmorganfunds.com